LIFE SCIENCES RESEARCH, INC. 401 Hackensack Avenue, Hackensack, NJ 07601 Phone: 201-525-1819 Fax: 201-525-1331

March 23, 2007

VIA FEDERAL EXPRESS

Frank Wyman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
Form 10-Q for Quarterly Period ended June 30, 2006
File No. 001-32615

Dear Mr. Wyman:

Reference is made to our March 21, 2007 response letter, answering questions raised in the Commission's letter dated February 22, 2007.  We have just noticed that the March 21 response letter contained the following typographical error in the Revised Note 6 on Page 8 of that letter: the amount in the line item "Deferred gain on sale-leaseback transaction, net of amortization of $336" should be "9,267", rather than "8,907".

We apologize for any confusion or inconvenience caused by this error.

Please do not hesitate to get in touch with me at 201-525-1819 should you have any questions or require additional information.

Sincerely,

/s/ Richard A. Michaelson

Richard A. Michaelson
Chief Financial Officer

cc:	Andrew Baker – Chairman and Chief Executive Officer
Mark Bibi – General Counsel and Corporate Secretary
Hugh Scott, P.C. – Independent Auditors